Exhibit 99.1

iTonic Holdings Ltd Granted An Extension of Additional 180-Day by
Nasdaq to Regain Compliance with Minimum Bid Price Rule

BEIJING, China, April 23, 2026 – iTonic Holdings Ltd (the “Company” or “ITOC”), a healthcare solution provider specializing in treatment planning systems for brachytherapy and other related products and services, today announced that on April 21, 2026, it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) that Nasdaq approved the Company’s request for an extension of additional 180-calendar day, or until October 19, 2026 (the “Extension”) to regain compliance with the minimum closing bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).The Extension follows the expiration the initial 180-calendar day compliance period on April 20, 2026.

If the Company does not regain compliance with the Minimum Bid Price Rule by October 19, 2026, Nasdaq has informed the Company that it will provide written notification that the Company’s Class A ordinary shares will be delisted. At that time, the Company may request a review of the delisting determination by a Nasdaq Hearings Panel.

About iTonic Holdings Ltd

Founded in 1998, iTonic Holdings Ltd, through its wholly owned operating subsidiary, Beijing Feitian Zhaoye Technology Co., Ltd., focuses on healthcare solutions for brachytherapy, a targeted radiation therapy used in cancer treatment. Its lead product, Beijing Feitian’s Treatment Planning System, helps ensure safe and effective brachytherapy using radioactive sources inside the patient to kill cancer cells and shrink tumors. iTonic Holdings Ltd is committed to leveraging its products and services to establish a potential new standard of care across multiple malignant tumor applications. For more information, please visit: http://www.ftzy.com.cn/ir.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to statements related to ITOC’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

iTonic Holdings Ltd

Investor Relations

Email: ir@ftzy.com.cn

Lambert by LLYC

Jackson Lin

Phone: +1-646-717-4593

Email: jian.lin@llyc.global